SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

January 27, 2017

Trace Rakestraw, Esq.

Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Mutual Funds Trust
File Nos. 333-214468, 811-23213

Dear Mr. Rakestraw:

On November 7, 2016, USCF Mutual Funds Trust (the “Trust”) filed a registration statement on Form N-1A (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register the initial series of the Trust, the United States Commodity Fund (the “Fund”), now named the USCF Commodity Index Fund, as discussed further below. On December 7, 2016, you provided written comments on behalf of the SEC’s staff (the “Staff”) in the form of a comment letter. Set forth below are each of the Staff’s comments in italics, and the Trust’s response to each comment follows. With this letter, the Trust is simultaneously filing with the Commission pre-effective amendment no. 1 to the Registration Statement, which reflects the Trust’s responses to the Staff’s comments.

General

1.	Please explain in detail how the Fund intends to comply with Rule 35d-1(a)(2) of the Investment Company Act of 1940 (the “1940 Act”), which would require the Fund to have an investment policy to invest 80% of the value of the Fund’s net assets, plus the amount of any borrowings for investment purposes, in “commodity” investments, as suggested by its name, and at the same time operate as an investment company, per the definition in Section 3 of the 1940 Act.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

The Fund has changed its name from the “United States Commodity Fund” to the “USCF Commodity Strategy Fund.”

2.	The Fund should disclose that 80% of the Fund’s assets will be invested in investments economically tied to the country specified in its name (i.e., the “United States”). See Rule 35d-1(a)(3)(i).

As discussed in the Trust’s response to Comment 1, the Fund has changed its name to the “USCF Commodity Strategy Fund,” thereby removing reference to any specific country from its name.

3.	The United States Treasury and Internal Revenue Service (“IRS”) recently published a proposed regulation (REG-123600-16) concerning corporations seeking to qualify as a “regulated investment company,” as defined in Subchapter M of the Internal Revenue Code. If this regulation was adopted as proposed, please supplementally explain how the Fund would comply with the regulation and how the proposed rule would impact the Fund’s proposed strategy to invest through the Subsidiary.

If the rules are adopted in their current form, the Fund’s proposed strategy to invest through the Subsidiary would not change. The Fund anticipates that the Subsidiary will be able to make sufficient timely distributions of its income each taxable year so that any income inclusion from the Subsidiary will be qualifying income for purposes of the 90% Income Test to allow the Fund to qualify as a regulated investment company.

Investment Objective (p. 1)

4.	Please clarify whether the objective is to seek total return or to track the performance of the SDCI.

The Trust has revised the Fund’s investment objective to clarify that the Fund seeks to track the performance of the SDCI before fees and expenses.

Fees and Expenses of the Fund (p. 1)

5.	In the section titled “Fees and Expenses of the Fund,” the fee table discloses “Acquired Fund Fees and Expenses” (“AFFE”). Consistent with Item 3, Instruction 3(f)(i), move the AFFE expense line item above the “Total Annual Fund Operating Expenses” line.

The Trust has revised the fee table in the prospectus accordingly.

Principal Investment Strategies General Comments

6.	The disclosure does not clearly describe how the Fund’s assets will be invested. It appears the Fund will invest 25% of its assets in a Subsidiary, and the remainder of the portfolio in fixed-income investments in an effort to track the performance of an index.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

a.	Please revise the Principal Investment Strategy to clarify the Fund’s direct investment in the Subsidiary and any other direct investments.

The Fund’s investment policies have been revised to clarify how the Fund’s assets will be invested. As is typical for Funds that invest a portion of their assets in an offshore subsidiary, the prospectus makes clear that the Investment Strategies section of the prospectus describes the strategies of the Fund, both directly and indirectly through the Subsidiary.

b.	Please disclose whether the Fund may invest directly in commodities, commodity futures contracts and commodity-linked instruments outside of its investment in the Subsidiary.

The Trust has revised the above-referenced disclosure to clarify that the Fund may invest directly in “Commodity Interests,” as defined in the prospectus.

c.	Please disclose any indirect principal investments the Fund may make.

The Prospectus discloses both the direct and indirect investments that the Fund may make.

7.	Please disclose if a principal portion of the Fund’s or the Subsidiary’s assets is actively managed. Please also describe the portfolio manager’s decision-making process to buy or sell Fund or Subsidiary holdings.

The Trust has revised the above-referenced disclosure to clarify that the Fund and the Subsidiary may actively invest in cash, cash equivalents, and fixed income investments, including U.S. government securities and money market instruments, to collateralize investments in Commodity Interests, as well as to generate interest returns and provide portfolio liquidity.

8.	Since the Fund may use derivative instruments, please review your disclosure in light of the observations from the Division of Investment Management: Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

The Trust believes that the Registration Statement, as revised, discloses the specific uses and risks of the derivatives in which the Fund will invest and is consistent with the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

9.	The disclosure on page 9 states that “to the extent the Fund’s performance tracks the SDCI as its benchmark, it will likely not equal the change in the spot prices of commodities over a time period greater than one day.” Please disclose in the Principal Investment Strategies that “the Fund intends to track the performance of its benchmark as measured on a daily basis and not over the long term.”

The Fund intends to track the performance of its benchmark, the SDCI, before fees and expenses, over the long term. The Trust respectfully submits to the Staff that the Index is unable to track the spot price of commodities over a time period greater than one day, but the Fund is able to track the index, before fees and expenses, over the long term. As such, the Trust respectfully declines to incorporate the requested disclosure into the prospectus.

Principal Investment Strategies (pg. 2-3)

10.	In the first paragraph, please rephrase the third sentence to clarify the SDCI’s components consist of both commodities futures contracts and fixed income securities.

The Trust has revised the above-referenced disclosure to clarify that the SDCI is not composed of fixed income securities. Instead, the SDCI assumes that investments in the “Component Futures Contracts,” as defined in the prospectus, are collateralized by U.S. Treasury bills with three-month maturities, the value of which is calculated using the weekly auction rate for the 3-Month U.S. Treasury Bills published by the U.S. Department of the Treasury. The total return of the SDCI includes the returns generated by those hypothetical investments in Treasury bills.

11.	In the same sentence, please explain in plain English the terms “fully margined” and “collateralized.”

The Trust has revised the above-referenced disclosure accordingly.

12.	In the first paragraph, please disclose the identity of the index provider and disclose that the SDCI is created and maintained by an affiliate of the Fund.

The Trust has revised the above-referenced disclosure accordingly.

13.	Please delete the last sentence of the first paragraph and add it to the principal risk section.

The Trust has revised the prospectus accordingly.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

14.	In the third paragraph, the disclosure states the total return of the SDCI is generated by two components: “(i) a daily fixed income return reflecting the interest earned on a hypothetical collateral portfolio of fixed income investments and (ii) the uncollateralized returns from the Benchmark Component futures contracts.” Explain how the fixed income components are selected for inclusion in the index and describe how such components are included in the index calculation.

As discussed in the Trust’s response to Comment 10, the Trust has revised the prospectus to clarify that the SDCI is not composed of fixed income securities. Instead, the SDCI assumes that investments in the Component Futures Contracts are collateralized by U.S. Treasury bills with three-month maturities, the value of which are calculated using the weekly auction rate for the 3-Month U.S. Treasury Bills published by the U.S. Department of the Treasury. The total return of the SDCI includes the returns generated by those hypothetical investments in Treasury bills.

15.	In the third paragraph, the disclosure defines “Other Commodity-Related Investments” and “Commodity Interests.” In the fourth paragraph, the disclosure uses the term “commodity-linked derivatives.” Please define commodity-linked derivatives and distinguish it from “Other Commodity-Related Investments” and “Commodity Interests.”

The Trust has revised the above-referenced disclosure to define all investments in commodity-linked derivatives, including futures contracts, cash-settled options, forward contracts, options on futures contracts, cleared swap contracts, swap contracts other than cleared swap contracts, and other options and swaps, as “Commodity Interests.”

16.	Please disclose the following information regarding the index in an appropriate paragraph:

a.	Disclose a summary of the three step process by which the 14 commodities and the futures contracts for those commodities are selected, per the SDCI’s methodology.

The Trust has revised the prospectus accordingly.

b.	Disclose, as of a recent date, the identity of the commodities included in the index.

The Trust has revised the prospectus accordingly.

c.	Disclose, as of a recent date, the percentage breakdown in the index between fixed income securities and commodity futures contracts.

As discussed in the Trust’s responses to Comments 10 and 14, the SDCI is not composed of fixed income securities. Instead, the SDCI assumes that investments in the Component Futures Contracts are collateralized by U.S. Treasury bills. The Trust has revised the prospectus to clarify the role of fixed income securities in the SDCI.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

Principal Risks of Investing in the Fund – Foreign Commodity Markets Risk (p. 5)

17.	Will the Fund invest principally in foreign securities? If the Fund will invest principally in non-commodity foreign investments, please disclose this in the Principal Investment Strategies section.

The Fund will not principally invest in foreign securities or non-commodity foreign investments.

18.	Please combine the “Foreign Commodity Markets Risk” with the similar disclosure found in the “Non-U.S. Investments Risk” on page 6.

The Trust has revised the prospectus accordingly.

Principal Risks of Investing in the Fund – Regulatory Risk (p. 6)

19.	Please define “Futures Exchanges” upon first use.

The Trust has revised the prospectus accordingly.

Additional Principal Risk Information about the Fund (pp. 9-10)

20.	Form N-1A states that the Item 4 Narrative Risk Disclosure should be “[b]ased on the information given in response to Item 9(b)” and that the disclosure should “summarize” the principal risks of investing in the Fund. It appears the disclosure in Item 4 provides more than just a summary of the information given in response to Item 9(b). Please reconcile.

The Trust has revised the prospectus accordingly.

Management – Sub-Adviser to the Subsidiary (p. 11)

21.	The disclosure states, “[a]s compensation for the services that it provides to the Subsidiary, including selecting the Commodity Interests, SummerHaven receives a management fee of 0.10% of the Fund’s average daily net assets, which is calculated daily and paid monthly.” Does the 0.10% fee include a licensing fee for using the SDCI? If not, is SummerHaven or SHIM paid a separate licensing fee?

The Trust has revised the prospectus to disclose that SHIM is paid a licensing fee by the Adviser, separate from the management fee paid by the Fund to SummerHaven for serving as sub-adviser to the Subsidiary.

Management – Manager of Managers Structure (p. 11)

22.	Please provide us with an update on the status of the exemptive application referenced in this section.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

The Trust has not yet filed the exemptive application discussed in the above-referenced disclosure. The Trust intends to file the exemption application prior to the date that the Registration Statement is declared effective. The Trust will amend the Registration Statement by pre-effective amendment to remove reference to the exemptive application if the Trust will not file prior to the effective date of the Registration Statement.

Management – Advisory Fees (p. 12)

23.	The disclosure states the advisor will receive a 0.90% management fee. This is inconsistent with the 0.80% management fee shown in the “Fees and Expenses of the Fund” on page 1 and in the “Management Services” – “Advisory Fees” section of the SAI on page 23. Please reconcile.

The Trust has revised the prospectus to reconcile the above-referenced disclosure.

Management – Advisory Agreements (p. 12)

24.	The disclosure states, “[t]he basis for the Board’s approval of these agreements will be explained in the Fund’s first semi-annual report to shareholders.” Pursuant to N-1A Item 10(a)(1)(iii), please provide the period covered by the relevant semi-annual report to shareholders.

The Trust has revised the prospectus accordingly.

Other Service Providers – Management of the Subsidiary (p. 14)

25.	The Fund intends to invest in a Subsidiary, the USCF Cayman Commodity 1. The Subsidiary is a “Controlled Foreign Corporation,” (“CFC”). Please respond to the following comments with respect to the Subsidiary, and any of its subsidiary(ies):

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

The Trust has revised the above-referenced disclosure accordingly.

b.	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

The Trust confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

c.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

d.	Confirm in correspondence that:

i.	the CFC’s management fee (including any performance fee) will be included in “Management Fees”;

The Trust confirms that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees.”

ii.	the CFC and its board of directors will agree to designate an agent for service of process in the United States; and

The Trust confirms that the Subsidiary’s board of directors will agree to designate an agent for service of process in the United States.

iii.	the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

The Trust confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Performance Information of a Related Strategy (Not the Fund) (pp. 24-25)

26.	The disclosure states, “the Other Fund is subject to different rules under the Code.” Please disclose that the Other Fund is not subject to limitations imposed by the 1940 Act.

The Trust has revised the above-referenced disclosure accordingly.

27.	The prior performance disclosure states that the performance information is for the periods ended September 30, 2016. This information should be calculated as of the calendar year end as required by the standardized SEC method or the disclosure should reflect the method for calculating the performance and that the method differs from the standardized SEC method.

The Trust has revised the above-referenced disclosure accordingly.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

28.	Please represent supplementally that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the “Advisers Act”).

The Trust represents that the Adviser has the records necessary to support the calculation of the above-referenced performance information as required by Rule 204-2(a)(16) under the Advisers Act.

Statement of Additional Information

Cover Page (p. 1)

29.	Pursuant to Item 14(a)(3)(iii), please include a statement or statements whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D.

The Trust has revised the cover page of the SAI accordingly.

Investment Objective and Policies – Investment Restrictions (pp. 2-3)

30.	The disclosure states, “the Fund will invest at least 25% of the value of its net assets in investments offering exposure to commodities . . .” Please also include this concentration policy in the Principal Investment Strategies.

The Fund has revised its concentration policy to clarify that it will only concentrate in an industry to the extent that its benchmark index is concentrated in an industry.

Additional Information About the SDCI (p. 4)

31.	Confirm supplementally that the Adviser has adopted policies and procedures pursuant to Rule 17j-1 1940 Act and Rule 204A-1 of the Advisers Act that address conflicts that may arise as a result of self-indexing.

The Trust confirms that the Adviser has adopted policies and procedures pursuant to Rule 17j-1 of the 1940 Act and Rule 204A-1 of the Advisers Act that address conflicts that may arise as a result of self-indexing.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Commodity Interests (p. 7)

32.	Please clarify this disclosure to define and explain a commodity-linked instrument.

The Trust has revised the above-referenced disclosure to clarify the Fund’s and the Subsidiary’s investments in Commodity Interests (as defined therein).

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Commodity Interests – Commodities and Commodity Contracts (p. 7)

33.	The disclosure states the Fund “may purchase or sell precious metals directly.” Please supplementally explain to what extent the Fund plans to invest directly in commodities.

The Fund does not plan to purchase or sell precious metals or other commodities directly. The Trust has revised the above-referenced disclosure and other relevant portions of the prospectus and SAI accordingly.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Cash, Cash Equivalents (p. 9)

34.	This section references investing in certain securities “for temporary defensive purposes.” However, the Prospectus on page 3 discloses “[t]he Fund does not . . . take defensive positions . . . .” Please reconcile this apparent inconsistency.

The Fund will not take defensive positions. The Trust has revised the above-referenced disclosure to reconcile the inconsistency.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Other Investment Companies and Pooled Investment Vehicles (p. 10)

35.	The disclosure states, “[t]he Fund may also invest a portion of its assets in pooled investment vehicles other than registered investment companies.” Does the Fund intend to invest in the United States Commodity Index Fund to gain exposure to the index? If so, disclose.

The Fund does not intend to invest in the United States Commodity Index Fund.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Risks – Prepayment Risk (p. 13)

36.	This risk factor discusses prepayments of interest and principal on mortgage-backed securities. Please disclose if the Fund will invest in mortgage-backed securities as a principal strategy and how the Fund will use such investments.

The Fund will not invest in mortgage-backed securities. The Trust has revised the above-referenced disclosure to remove references to mortgage-backed securities.

Management Services – Advisory Fees (p. 23)

37.	The disclosure states, “[t]he Fund is newly formed and did not have any shares outstanding as of the date of this SAI.” Revise the disclosure to state the Fund is newly formed and has not paid any advisory fees as of the date of this SAI.

Trace W. Rakestraw, Esq.

USCF Mutual Funds Trust

The Trust has revised the above-referenced disclosure accordingly.

Dividends and Distributions – General Policies (p. 30)

38.	The disclosure states, “[d]ividends from net investment income are declared and paid at least annually by the Fund.” However, the disclosure in the Dividends and Distributions section of the Prospectus on page 21 states that “[t]he Fund intends to pay out dividends on a quarterly basis.” Please reconcile the inconsistency.

The Fund will pay dividends on at least an annual basis. The Trust has revised the above-referenced disclosure to reconcile the inconsistency.

Taxation – The Fund’s Investment in the Subsidiary (pp. 36 - 37)

39.	The disclosure regarding the Fund obtaining an opinion from counsel regarding the classification of the Subsidiary’s income as qualifying income for purposes of the 90% Income Test is bracketed in the SAI but not the Prospectus. Please revise the disclosure to reflect whether the Fund will obtain an opinion from counsel.

The Fund has revised the disclosure and removed the reference to an opinion. The Fund does not intend to obtain an opinion from counsel on this topic.

Financial Statements (p. 41)

40.	Please confirm that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund’s initial seed funding. The Staff will review this document, and may provide additional comments.

The Trust confirms that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund’s initial seed funding.

* * * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Carolyn Yu, USCF Mutual Funds Trust Daphne Frydman, USCF Mutual Funds Trust Ronald Coenen Jr, Sutherland Asbill & Brennan LLP